EXHIBIT 99.1

SIGNIFICANT SUBSIDIARIES

Financial Statements

Tejon Dermody Industrial, LLC

December 31, 2004

with Report of Independent Auditors

TEJON DERMODY INDUSTRIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Report of Independent Auditors

To the Members of

Tejon Dermody Industrial, LLC

We have audited the accompanying balance sheets of Tejon Dermody Industrial, LLC as of December 31, 2004 and 2003, and the related statements of operations, members’ capital and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tejon Dermody Industrial, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California

March 8, 2005

Tejon Dermody Industrial, LLC

Balance Sheets

	December 31
	2004	2003
Assets
Cash	$122,627	$4,214
Prepaid expenses	51,539	2,136
Property, building and improvements, net	13,149,955	13,556,187
Other assets	86,683	47,612

Total assets	$13,410,804	$13,610,149

Liabilities and members’ capital (deficit)
Liabilities:
Accounts payable and accrued expenses	$157,895	$77,638
Notes payable to members	1,800,000	700,000
Notes payable - construction loan	12,020,895	12,020,895

Total liabilities	13,978,790	12,798,533

Members’ capital (deficit)	(567,986)	811,616

Total liabilities and members’ capital (deficit)	$13,410,804	$13,610,149

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Operations

	Year ended December 31
	2004	2003	2002
Revenues
Rental and other operating income	$184,435	$771,281	$953,260
Interest income	—	543	2,602
Other income	7,500	1,457	—

Total revenues	191,935	773,281	955,862

Expenses
Operating expenses	617,640	611,672	383,213
Interest expense	502,959	477,401	481,752
Depreciation expense	406,470	405,974	369,193
Amortization expense	30,136	771,275	26,596
Other expenses	14,332	429,437	27,312

Total expenses	1,571,537	2,695,759	1,288,066

Net loss	$(1,379,602)	$(1,922,478)	$(332,204)

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Members’ Capital

	Tejon Industrial Corporation	Dermody Properties	Total
Balance at December 31, 2001 (unaudited)	$1,536,207	$1,536,207	$3,072,414
Net loss	(166,102)	(166,102)	(332,204)

Balance at December 31, 2002	1,370,105	1,370,105	2,740,210
Net loss	(961,239)	(961,239)	(1,922,478)
Distributions to members	(3,058)	(3,058)	(6,116)

Balance at December 31, 2003	405,808	405,808	811,616
Net loss	(689,801)	(689,801)	(1,379,602)

Balance at December 31, 2004	$(283,993)	$(283,993)	$(567,986)

Tejon Dermody Industrial, LLC

Statements of Cash Flows

	Year ended December 31
	2004	2003	2002
Operating activities
Net loss	$(1,379,602)	$(1,922,478)	$(332,204)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	436,606	1,177,249	395,789
Allowance for doubtful accounts	—	37,178	—
Changes in operating assets and liabilities:
Accounts receivable	—	379,635	(412,297)
Prepaid expenses and other assets	(118,610)	3,629	(800,192)
Accounts payable and accrued expenses	80,257	(39,653)	105,169

Net cash used in operating activities	(981,349)	(364,440)	(1,043,735)

Investing activities
Property, building and improvements expenditures	(238)	(41,979)	(1,435,026)

Net cash used in investing activities	(238)	(41,979)	(1,435,026)

Financing activities
Proceeds from notes payable - construction loan	—	266,372	1,519,030
Proceeds from notes payable to members	1,100,000	—	700,000
Distributions to members	—	(6,116)	—

Net cash provided by financing activities	1,100,000	260,256	2,219,030

Net increase (decrease) in cash	118,413	(146,163)	(259,730)
Cash at beginning of the year	4,214	150,377	410,107

Cash at end of the year	$122,627	$4,214	$150,377

Supplemental Cash Flow Information
Interest paid	$418,634	$477,401	$481,752

TEJON DERMODY INDUSTRIAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Organization and Business

Tejon Dermody Industrial, LLC (the Company), a Delaware limited liability company, was established on January 19, 2001 with Dermody Properties, a Nevada corporation and Tejon Industrial Corporation, a California corporation, as members. Each member has a 50% share of ownership and profits or losses. The Company was formed for the purpose of acquiring, developing, leasing and operating real properties. During 2001, the Company completed the construction of a 651,000 square foot industrial building located in the Tejon Industrial Complex. The Company’s operations are dependent on the financial and operational support of its members.

2. Summary of Significant Accounting Policies

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses. Actual results could vary from those estimates and such differences may be material to the financial statements.

Property, Building and Improvements

Property, building and improvements are stated at the lower of cost less accumulated depreciation or estimated fair value, as appropriate. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated fair value, the Company recognizes an impairment loss equal to the difference between its carrying amount and its estimated fair value. After an impairment is recognized, the reduced carrying amount of the asset is accounted for as its new cost. For depreciable assets, the new cost is depreciated over the asset’s remaining useful life. Generally, fair value is estimated using discounted cash flows, direct capitalization or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would have affected the recorded amount of an asset. As of December 31, 2004 and 2003, the assets’ carrying values did not exceed their estimated fair values based on impairment analyses performed as of these dates.

Maintenance and repair costs are charged to operating expenses as incurred, while significant improvements, replacements and major renovations are capitalized.

Depreciation is computed using the straight-line method. Buildings and improvements are depreciated using lives of 30 years while tenant improvements are depreciated over 15 years or the life of the related lease. Depreciation expense totaled $406,470, $405,974 and $369,193, during the years ended December 31, 2004, 2003 and 2002, respectively.

Deferred Charges

Costs associated with leasing of buildings are capitalized to other assets and amortized using the straight-line method over the term of the related lease. These deferred charges are fully expensed in any period in which a tenant defaults on a lease. At December 31, 2004 and 2003, there were no unrecognized leasing costs.

Loan fees are capitalized and amortized over the term of the loan. At December 31, 2004, unamortized loan fees totaling $50,226 were included in other assets.

Revenue Recognition

Rental revenue is recognized on a straight-line basis based on the terms of the underlying lease agreements. Rental revenue is not accrued when a tenant vacates the premises and ceases to make rent payments or files for bankruptcy.

During 2004 rental revenue is associated with temporary month to month leases from two tenants. During 2003 and 2002 one tenant accounted for the entire amount of the Company’s revenues.

Income Taxes

No provision has been made in the accompanying financial statements for federal or state income taxes because the Company is treated as a partnership for tax purposes and the results of operations are included in the tax returns of its members.

3. Notes Payable – Construction Loans

At December 31, 2004 and 2003, the Company had $12,020,895 outstanding under a construction loan agreement with Bank of America. The loan is collateralized by real estate assets owned by the Company. The loan bears interest at a variable rate based on the LIBOR rate (4.21% and 3.6% at December 31, 2004 and 2003, respectively). The outstanding amounts are due and payable in January 2006 and have been guaranteed by the Company’s members.

The Company did not capitalize any interest costs in 2004, 2003 or 2002.

4. Notes Payable to Members

At December 31, 2004 and 2002, the Company had outstanding $1,800,000 and $700,000, respectively in notes payable to members. The notes are not collateralized, include interest at the rate of prime plus 2% (7.5% at December 31, 2004 and 6.0% at December 31, 2003) and are payable on demand. Interest expense on these notes totaled $84,325 and $42,849 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, unpaid interest on the notes totaling $150,686 and $66,361 is included in accounts payable and accrued expenses.

5. Property, Building and Improvements, Net

Property, building and improvements, net, consisted of the following at December 31:

	2004	2003
Land	$1,478,862	$1,478,862
Building	11,975,742	11,975,742
Building and tenant improvements	109,172	109,172
Work in progress	767,815	767,578

	14,331,591	14,331,354
Less accumulated depreciation	(1,181,636)	(775,167)

Property, building and improvements, net	$13,149,955	$13,556,187

6. Operating Leases

The Company had an operating lease with Daisytek International Corp. that it entered into in March 2002. In May 2003 Daisytek filed for protection under Chapter 11 of the bankruptcy laws and defaulted on their lease agreement. There are currently no minimum lease payments receivable in future periods. All deferred charges related to the lease were expensed during 2003.

7. Related Party Transactions

Included in accounts payable and accrued expenses at December 31, 2004 and 2003 are $1,677 and $288, respectively, of advances received from members for operating expenses.